Endeavour Silver Makes Minor Amendments to Stock Option Plan

VANCOUVER, BC -- (Marketwired - April 23, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces it has made minor amendments to the stock option plan as a result of comments received from independent proxy advisory agencies in order to continue to align it with leading governance practices. The amendments will be made from the floor of the shareholder meeting scheduled for May 6, 2015.

Endeavour proposes to amend sections of the stock option plan by including the following:

Non-Employee Director Participation

(a) Limit the number of shares that may be issuable to directors who are non-employee directors, which when combined with all of the Company's other share compensation arrangements currently in effect for their benefit (excluding any previously exercised options or other share compensation arrangement already paid), to a maximum of 1% of the outstanding common share capital of the Company; provided as well that common shares issuable under options and other share compensation arrangements currently in effect which have been granted to:

(i) any director who was non-independent at the time of grant of options but who subsequently became a non-employee director; and

(ii) any director who was a non-employee director at the time of grant of options but subsequently becomes a non-independent director;

shall be excluded from the calculation of 1% of the outstanding common share capital of the Company issuable under the stock option plan; and

(b) Limit the aggregate annual value of options that may be granted to each non-employee director under the stock option plan and any other security-based compensation arrangements established or maintained by the Company to a maximum of $100,000 per non-employee director per calendar year.

Amendment Provision

The Board will require shareholder approval for changes to the stock option plan that:

(a) reduce the exercise price or cancel and reissue options or other entitlements of non-insider options;

(b) extend the term of options beyond the original expiry on insider and non-insider options;

(c) permit options granted under the plan to be transferable or assignable other than for normal estate settlement purposes;

(d) amend the plan's amendment provision;

(e) require further amendments to non-employee director participation as stated above

Dan Dickson, Chief Financial Officer, commented: "Our internal practices already follow these guidelines. However we think it is in the best interests of all stakeholders for these changes and clarifications to be expressed in the stock option plan."

The Company also notes one of the proxy advisors recommended against a director deemed to be "over boarded" (defined as sitting on more than six boards). Management has very high regard for this director who has a history of perfect attendance at Company board meetings and is fully committed to his duties as a director. Several of the other boards on which he sits are micro-cap companies that do not necessarily require a significant amount of his time. Endeavour's board employs a rigorous annual assessment of the performance of the board, its sub-committees and its directors, considering all aspect of performance, including this item. As such, the Company re-iterates its recommendation to vote in favour of this director.

The Board of Directors recommends that shareholders vote in favour of all proposed resolutions.

All shareholders are encouraged to submit their proxies prior to the May 4 10AM PDT deadline.

The proposed amendments are subject to TSX approval.

About Endeavour Silver - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com